EXHIBIT 21

STERLING BANCORP
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or other jurisdiction of incorporation or organization
Sterling Banking Corporation	New York
Sterling Bancorp Trust I	Delaware
Sterling National Bank	U.S.A.
Sterling Factors Corporation	New York
Sterling National Mortgage Company, Inc.	New York
Sterling Resource Funding Corp.	New York
Sterling Real Estate Holding Company, Inc.	New York